UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                to

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa John’s Boulevard

Louisville, Kentucky  40299-2367

(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 24, 2010

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$1,002,489	$785,726
Mutual funds	8,404,336	4,760,273
Pooled separate accounts	10,787,707	8,752,158
Common collective trust	1,973,029	1,996,715
Participant loans	872,482	841,901
Total investments	23,040,043	17,136,773

Contributions receivable from participants	880,016	764,266
Contributions receivable from employer	576,975	760,462
Net assets available for benefits at fair value	24,497,034	18,661,501
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,243)	97,784
Net assets available for benefits	$24,483,791	$18,759,285

See accompanying independent auditor’s report and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2009	2008

Additions (deductions):
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,864,989	$(9,453,660)
Interest and dividend income	190,939	135,880
Total investment income (loss)	5,055,928	(9,317,780)

Contributions:
Participants	3,255,847	3,697,470
Rollover	118,665	156,164
Employer	577,140	760,398
Total contributions	3,951,652	4,614,032

Benefits paid to participants	(3,268,918)	(2,507,937)
Administrative fees	(14,156)	(10,895)
Net increase (decrease)	5,724,506	(7,222,580)
Net assets available for benefits at beginning of year	18,759,285	25,981,865
Net assets available for benefits at end of year	$24,483,791	$18,759,285

See accompanying independent auditor’s report and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.     Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions

Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2009 and 2008, the Company contributed, to participants actively employed on the last day of the Plan year, an amount equal to 35 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts

All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participants’ accounts will fluctuate with the market value of the securities in which the fund is invested.

Vesting

Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Payment of Benefits

Vested account balances are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons.

Participant Loans

Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.  Forfeiture balances at December 31, 2009 and December 31, 2008 approximating $53,000 and $58,000 were used to reduce employer contributions allocated for the 2009 and 2008 Plan years, respectively.

Wrap Transfer from Nonqualified Deferred Compensation Plan

Effective January 1, 2008, a 401(k) wrap transfer provision was added to the Nonqualified Deferred Compensation (“NQDC”) Plan which requires all eligible participants of the NQDC Plan who want to participate in the Plan to make their 401(k) deferral election in conjunction with their deferral election under the NQDC Plan. Participants who contribute to the NQDC Plan during the Plan year and elect the 401(k) wrap transfer provision have elective deferrals in an amount not to exceed the maximum allowable percentage of their eligible compensation, as determined by annual nondiscrimination testing, transferred from their NQDC Plan account to their Plan account. The amounts ineligible for transfer, which include annual incentive deferrals, the balance of the non-transferred deferrals and the gains and losses on all elective deferrals, remain in the NQDC Plan. Elective deferrals to be transferred totaled $841,343 and $764,266 for the 2009 and 2008 Plan years, respectively, and are included in the Statement of Net Assets Available for Benefits as a contribution receivable. These amounts were subsequently transferred in January 2010 and March 2009, respectively.

Effective January 1, 2010, the Plan was amended to restrict highly compensated employees, as defined, from deferring contributions to the Plan. Due to this change, the wrap transfer provisions are no longer allowed beginning with the 2010 Plan year.

Administrative Expenses

Certain Plan professional expenses are paid directly by the Company.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.              Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Those contributions from participants in the NQDC Plan are transferred into the Plan as soon as administratively feasible following the completion of required nondiscrimination testing. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value (see Note 3).  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in a stable value fund with Principal Life Insurance Company (“Principal”), which is a benefit-responsive investment contract, held in a common collective trust fund.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Guidance

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that reaffirmed that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasized the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance was effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued guidance which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The new requirements became effective in fiscal 2009 and did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued the Accounting Standards Codification (“ASC”) which became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (“GAAP”). The ASC did not change GAAP but reorganized the literature and changed the naming mechanism by which topics are referenced. Companies were required to begin using the ASC for periods ending after September 15, 2009. The Plan adopted the ASC upon issuance, with no impact to the financial statements.

In September 2009, the FASB issued guidance which provided a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts). This guidance also required additional disclosures of the attributes of these investments. The guidance was effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements (see Note 3 for descriptions of fair value hierarchies). It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for annual periods beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statements.

Subsequent Events

The Plan’s management evaluated for subsequent events occurring after December 31, 2009 (the financial statement date) through the date the financial statements were available to be issued. Management determined no additional subsequent events disclosures were required.

3.              Fair Value

Effective January 1, 2008, the Plan adopted the fair value provisions of the ASC. These provisions require companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. Additionally, they also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

•                  Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•                  Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

•                  Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.     Fair Value (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s investments measured at fair value on a recurring basis were as follows as of December 31, 2009 and December 31, 2008:

	December 31, 2009
		Fair Value Measurements
Description	Fair Value	Level 1	Level 2	Level 3

Papa John’s International, Inc. common stock	$1,002,489	$1,002,489	$—	$—
Mutual funds	8,404,336	8,404,336	—	—
Pooled separate accounts	10,787,707	—	10,787,707	—
Common collective trust	1,973,029	—	1,973,029	—
Participant loans	872,482	—	—	872,482
Total investments	$23,040,043	$9,406,825	$12,760,736	$872,482

	December 31, 2008
		Fair Value Measurements
Description	Fair Value	Level 1	Level 2	Level 3

Papa John’s International, Inc. common stock	$785,726	$785,726	$—	$—
Mutual funds	4,760,273	4,760,273	—	—
Pooled separate accounts	8,752,158	—	8,752,158	—
Common collective trust	1,996,715	—	1,996,715	—
Participant loans	841,901	—	—	841,901
Total investments	$17,136,773	$5,545,999	$10,748,873	$841,901

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.     Fair Value (continued)

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2009 and December 31, 2008 were as follows:

Participant Loans	December 31, 2009	December 31, 2008
Beginning balance	$841,901	$810,589
Issuances and settlements, net	30,581	31,312
Ending Balance	$872,482	$841,901

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Papa John’s International, Inc. common stock:

Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:

Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Pooled separate accounts:

Pooled separate accounts are stated at fair value as determined by observable Level 1 quoted pricing inputs or by quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.     Fair Value (continued)

Common collective trust:

The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The stable value fund allows for earnings stability regardless of the volatility of the financial markets and is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2009 and December 31, 2008. The common collective trust is classified as a Level 2 investment.

Participant loans:

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

4.     Investments

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during the years as follows:

	December 31,
	2009	2008

Common stock	$227,041	$(170,111)
Mutual funds	2,171,383	(3,915,774)
Pooled separate accounts	2,428,234	(5,427,577)
Common collective trust	38,331	59,802
Net appreciation (depreciation) in fair value of investments	$4,864,989	$(9,453,660)

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4.              Investments (continued)

Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Mutual funds:
Neuberger Berman Partners Advantage Fund	$3,350,198	$2,228,155
American Funds Growth Fund of America	1,921,118	1,450,061
Pooled separate accounts:
Principal LifeTime 2030 Separate Account	2,158,880	1,490,943
Principal Diversified International Separate Account	1,482,071	1,417,056
Principal Mid-Cap Growth Separate Account	1,530,203	1,203,180
Common collective trust:
Principal Stable Value Fund	1,973,029	1,996,715

5.     Tax Status

Prior to January 1, 2009, the Plan had adopted a Non-Standardized Prototype Plan Document sponsored by Principal that obtained its latest determination letter on July 22, 2003, in which the Internal Revenue Service (“IRS”) stated that the Prototype Document, as then designed, was in compliance with the applicable requirements of the IRC. The Plan was restated on January 1, 2009 and it is the intent of Plan management to file for a determination letter in accordance with IRS submission guidance for individually designed plans. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6.              Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $1,002,489 and $785,726 of Papa John’s common stock at December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, the Plan had purchases of Papa John’s common stock of approximately $183,000 and $224,000 and sales of $192,000 and $247,000, respectively.

At December 31, 2009 and 2008, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

7.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

8.     Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	December 31,
	2009	2008

Net assets available for benefits per Form 5500	$24,497,034	$18,661,501
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(13,243)	97,784
Net assets available for benefits per the financial statements	$24,483,791	$18,759,285

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.              Reconciliation to the Form 5500 (continued)

The following is a reconciliation of net income (loss) per the Form 5500 to net increase (decrease) per the financial statements:

	December 31,
	2009	2008

Net income (loss) per the Form 5500	$5,835,533	$(7,646,938)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	(111,027)	88,397
Excess contributions refundable to participants, prior year	—	335,961
Net increase (decrease) per the financial statements	$5,724,506	$(7,222,580)

Schedule

Papa John’s International, Inc. 401(k) Plan

EIN:  61-1203323, Plan Number:  001

Schedule H, Line 4i-Schedule of Assets

(Held At End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held or Rate of Interest	Current Value

Common stock:
*Papa John’s International, Inc.	Common Stock	42,915 shares	$1,002,489

Mutual funds:
Neuberger Berman Management	Partners Advantage Fund	211,103 shares	3,350,198
American Funds Service Company	Growth Fund of America	71,337 shares	1,921,118
American Century Investments	American Century Diversified Bond A Fund	82,209 shares	868,130
Invesco AIM	Small Cap Growth R Fund	10,397 shares	229,662
Columbia Management Advisors	Midcap Value A Fund	49,329 shares	546,070
Eaton Vance Management	Large-Cap Value A Fund	21,056 shares	352,472
Franklin Advisors	US Government Securities A Fund	52,128 shares	346,132
Franklin Advisors	High Income A Fund	413,903 shares	790,554
			8,404,336
Pooled separate accounts:
*Principal Life Insurance Company	Mid-Cap Growth Separate Account	85,784 shares	1,530,203
*Principal Life Insurance Company	Diversified International Separate Account	29,160 shares	1,482,071
*Principal Life Insurance Company	Small-Cap Value Separate Account	27,513 shares	917,070
*Principal Life Insurance Company	LifeTime 2030 Separate Account	153,928 shares	2,158,880
*Principal Life Insurance Company	LifeTime 2010 Separate Account	29,793 shares	413,342
*Principal Life Insurance Company	International Emerging Markets Separate Account	15,381 shares	753,932
*Principal Life Insurance Company	LifeTime 2020 Separate Account	73,340 shares	1,048,753
*Principal Life Insurance Company	LifeTime 2040 Separate Account	77,677 shares	1,088,115
*Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account	15,206 shares	302,361
*Principal Life Insurance Company	Large-Cap S&P 500 Index Separate Account	6,239 shares	282,925
*Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account	9,225 shares	183,327
*Principal Life Insurance Company	LifeTime 2050 Separate Account	43,811 shares	588,855
*Principal Life Insurance Company	LifeTime Strategic Income Separate Account	2,755 shares	37,873
			10,787,707
Common collective trust:
*Union Bond & Trust Company	Principal Stable Value Fund	115,582 shares	1,973,029

Participant Loans		4.25% to 9.25% per annum	872,482

			$23,040,043

*Represents party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 28, 2010	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Mountjoy Chilton Medley LLP